CM

06008972

'ED STATES
:XCHANGE COMMISSION
;ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED
AUG 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

SEC FILE NUMBER
8-53489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vector Securities International, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1751 Lake Cook Road, Suite 350
(No. and Street)

Deerfield	Illinois	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Dorn **(847)-374-3805**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

175 West Jackson Boulevard	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas C. Dorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Vector Securities International, L.L.C. (the Company)**, as of **December 31, 2005**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

OFFICIAL SEAL
LISA EUBANKS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Dec. 10, 2008

Thomas C. Dorn
Signature

Managing Director and Chief Operating Officer
Title

Lisa Eubanks
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Member's Capital.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS VECTOR SECURITIES INTERNATIONAL, L.L.C. DECEMBER 31, 2005

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Member
Vector Securities International, L.L.C.

We have audited the accompanying statement of financial condition of Vector Securities International, L.L.C. (the "Company") as of December 31, 2005, and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vector Securities International, L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
January 13, 2006

175 W. Jackson Boulevard
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Vector Securities International, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$182,435
ACCOUNTS RECEIVABLE	
Due from affiliates	145
FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION OF $34,076	4,755
OTHER ASSETS	66,890
TOTAL ASSETS	$254,225

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 18,556
Due to affiliates	14,539
Total liabilities	33,095
MEMBER'S CAPITAL	221,130
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$254,225

The accompanying notes are an integral part of this statement.

Vector Securities International, L.L.C.
STATEMENT OF OPERATIONS
Year ended December 31, 2005

Revenues	
Advisory fees	$ 166,250
Retainer fees	301,250
Interest income	2,882
Other	17,186
Total revenues	487,568
Expenses	
Employee compensation	480,360
Professional fees	24,694
Rent	65,872
Insurance	95,623
Telephone	27,047
Communications and data processing	20,000
Travel and entertainment	20,570
Depreciation	3,420
Other	24,904
Total expenses	762,490
NET LOSS	$(274,922)

The accompanying notes are an integral part of this statement.

Vector Securities International, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Year ended December 31, 2005

Member's capital, January 1, 2005	$ 369,590
Contribution	200,000
Withdrawals	(73,538)
Net loss	(274,922)
Member's capital, December 31, 2005	$ 221,130

The accompanying notes are an integral part of this statement.

Vector Securities International, L.L.C.
STATEMENT OF CASH FLOWS
Year ended December 31, 2005

Cash flows from operating activities	
Net loss	$(274,922)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	3,420
Change in other assets and liabilities	
Accounts receivable	28,888
Accounts payable and accrued expenses	11,452
Due to affiliates	(11,302)
Net cash used in operating activities	(242,464)
Cash flows from financing activities	
Member contributions	200,000
Member withdrawals	(73,538)
Net cash used in financing activities	126,462
Net decrease in cash and cash equivalents	(116,002)
Cash and cash equivalents, beginning of year	298,437
Cash and cash equivalents, end of year	$ 182,435

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

Vector Securities International, L.L.C. (the "Company") was organized on July 27, 2001, pursuant to the provisions of the Delaware Act and commenced operations on November 1, 2001. The Company, headquartered in Deerfield, Illinois, is registered as a securities broker-dealer under the Securities Exchange Act of 1934. The Company engages primarily in capital raising and mergers and acquisition services.

The Company is wholly owned by Vector Securities, L.L.C. (the "Parent"), a related entity that acts as a holding company, comprised of private investors who also manage the Company.

If cash flows from operations are insufficient to fund any cash shortfalls necessary for the Company to continue as a going concern, the Parent has the ability and intent to infuse more capital into the Company sufficient for the Company to continue operations.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. Revenues are recognized when earned and expenses are recognized when incurred.

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash and cash equivalents. Cash and cash equivalents, primarily consisting of money market instruments, are held with one major financial institution.

Depreciation is computed under an accelerated method over the estimated useful lives of the assets, which is not materially different from the straight-line method.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - COMMITMENTS

The Company leases office space under a non-cancelable lease agreement and renewed the lease agreement for an additional three months upon its expiration on December 31, 2005. The future minimum payments under this non-cancelable lease for 2006 are $12,947.

NOTE D - RELATED-PARTY TRANSACTIONS

The Company has a cost-sharing agreement with the Parent and various affiliates. As of December 31, 2005, the Company had $145 in "Due from affiliates" and $14,539 in "Due to affiliates," which represents the amount that the Company owed the Parent in relation to promissory notes due to the Parent, and the return of capital due to a partner of the Parent whose employment was terminated on November 30, 2002.

During December 31, 2005, the Company received approximately $12,000 in revenue for furniture rental from Vector Fund Management, L.P., a fund manager that shares office space with the Company.

The Company was also under contract to receive certain lease payments from Vector Fund Management, L.P. and from Vector Managed Holdings, L.L.C, a personal holding company owned by certain members of the Parent, over the life of the Company's lease for a portion of the space that they respectively occupied. The Company had a rent expense, net of such lease income, of $65,872 at December 31, 2005.

NOTE E - INCOME TAXES

The Company is not subject to Federal income taxes. Each individual member of the Parent is required to report its distributive share of realized income, gain, loss, deductions or credits on its own income tax return.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2005, the Company had net capital of $149,340, which was $49,340 in excess of the required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 22. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.